Filed Pursuant to Rule 433

Registration No. 333-184137

April 15, 2014

Final Term Sheet

$700,000,000 4.700% Senior Notes due 2044

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.
Security Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Ratings (Moody’s / S&P)*:	Baa2/BBB
Pricing Date:	April 15, 2014
Settlement Date (T+5):	April 23, 2014
Maturity Date:	June 15, 2044
Principal Amount:	$700,000,000
Benchmark:	UST 3.750% due November 15, 2043
Benchmark Yield:	3.446%
Spread to Benchmark:	+127 bps
Yield to Maturity:	4.716%
Coupon:	4.700%
Public Offering Price:	99.734%
Net Proceeds (after estimated expenses) to the Partnership:	$690.9 million
Make-Whole Call:	T+20 bps
Call at Par:	On or after December 15, 2043
Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2014
CUSIP / ISIN:	72650R BE1 / US72650RBE18
Joint Book-Running Managers:	Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc. UBS Securities LLC Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.
Co-Managers:

BBVA Securities Inc.

SMBC Nikko Securities America, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

ING Bank N.V.

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about April 23, 2014, which is the 5th business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786, UBS Securities LLC at 1-877-827-6444, ext. 5613884, or Wells Fargo Securities, LLC at 1-800-326-5897.

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